Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Advanta Bank Corp.:
We consent to the incorporation by reference in the registration statement (No. 333-141065) on Form S-3/A and in the related Prospectus of Advanta Business Card Master Trust of our attestation report dated March 27, 2008 with respect to Advanta Bank Corp.’s (the “Company”) assessment of compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for its servicing activities relating to all asset-backed securities transactions conducted by the Advanta Business Card Master Trust backed by revolving business purpose credit card receivables for which the Company acted as servicer as of and for the twelve months ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Advanta Business Card Master Trust.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 27, 2008